November 12, 2009

VIA EDGAR AND FEDERAL EXPRESS

Jeff Jamarillo, CPA
Accounting Branch Chief
Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Securities and Exchange Commission
Washington, DC 20549

Re:	Derma Sciences, Inc. – File No. 001-13070; Form 10-K for Year Ended December 31, 2008; Forms 10-Q for Quarterly Periods Ended March 31 and June 30, 2009

Dear Mr. Jamarillo:

Derma Sciences, Inc. (the “Registrant”) hereby files amendments to the above captioned Form 10-K and Forms 10-Q. The headings and paragraph numbers hereunder refer to corresponding headings and paragraph numbers of the staff’s October 22, 2009 comment letter.

Form 10-K – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.     Overview of Consolidated Operating Results – Gross to Net Sales Adjustments.

The Registrant considered the accounting guidance in paragraph 605-50-45 of the FASB Accounting Standards Codification in determining whether the distribution fee that it pays to its Canadian distributor should be accounted for as a reduction of revenue or as a distribution fee within operating expenses. Based on the guidance below, the Registrant concluded that a reduction of revenue for the distribution fee is appropriate.

Paragraph 605-50-45-2 provides as follows:

Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b. The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Jeff Jamarillo, CPA
November 12, 2009

Although the Registrant’s Canadian distributor has agreed to perform certain customer service functions that were previously performed by the Registrant, there is no way to separate any of the functions the distributor performs from its purchase of the Registrant’s products. As a result, the Registrant concluded that the distribution fees payable to its Canadian distributor should be classified as a reduction in gross revenue in arriving at net revenue.

The Registrant will revise future filings to clarify how its presentation and accounting for distribution fees complies with paragraph 605-50-45 of the FASB Accounting Standards Codification. In this regard, the Registrant intends to revise its future Forms 10-Q and 10-K to delete the current disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Additional Financial Information – Revenue Recognition and Adjustments to Revenue and replace same with the disclosures set forth in Exhibit A attached hereto.

2.     Overview of Consolidated Operating Results – Gross to Net Sales Adjustments.

The Registrant has a formal returned goods policy with the majority of its distributors. The Registrant guarantees that its products meet its quality specifications. Defective products may be returned within six months of receipt by the distributor. Products damaged in shipment or shipped in error may be returned for replacement with comparable products (for damaged products) and for the correct products (for products shipped in error).

Prior to returning any products, distributors must supply the reason for the return and obtain a return goods authorization. In limited circumstances, distributors may return products due to overstocking or distributor order error. Partial cases, products with less than six months until expiration, discontinued items, products held by the distributor for more than one year and products held by third parties are non-returnable. The distributor is responsible for payment of shipping charges related to overstock and order error related returns and any such returns are subject to a 15% restocking fee.

Returns were approximately 1% of gross sales in both 2008 and 2007 and are not considered significant in terms either of dollar value or number.

The Registrant does not offer its distributors price protection rights.

The Registrant will revise its future filings to specifically address its revenue recognition policies for distributor sales. In this regard, the Registrant intends to revise its future Forms 10-Q and 10-K to delete the current disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Additional Financial Information – Revenue Recognition and Adjustments to Revenue and replace same with the disclosures set forth in Exhibit A attached hereto.

3.     Liquidity and Capital Resources – Cash Flow and Working Capital.

At the time of its acquisition by the Registrant, the first aid division (“FAD”) of NutraMax Products, Inc. was experiencing a severe backorder problem. Many customers whose products were backordered reacted by extending their payments. The Registrant was unable to resolve the FAD backorder problem until early 2009. As a result, the Registrant’s accounts receivable aging deteriorated during the period beginning with its acquisition of FAD in November, 2007 through December, 2008.

The Registrant will revise its future filings to clarify why it experienced a deterioration in receivable aging associated with the integration into its operations of the recently acquired first aid division. In this regard, the Registrant intends to revise its future Forms 10-Q and 10-K to add under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Cash Flow and Working Capital the disclosures set forth in Exhibit B attached hereto.

Jeff Jamarillo, CPA
November 12, 2009

4.     Critical Accounting Policies – Goodwill.

The cash generating unit level or reporting unit at which the Registrant tests goodwill for impairment is the operating segment level as that term is used in FASB Accounting Standards Codification 280. The Registrant has three operating segments, wound care, wound closure – specialty securement devices and skin care. Products are allocated to each segment based on the nature and intended use of the product. Each operating segment consists of a single component. All goodwill has been allocated to the wound care segment as the business acquisitions which gave rise to the goodwill were wound care businesses.

The Registrant estimates the fair value of its wound care segment, employing the “income approach,” utilizing a discounted cash flow model (DCF). This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. This method was selected as being the most meaningful in preparing the goodwill assessment because the Registrant believes that the income approach most appropriately measures its income producing assets.

In applying the income approach to accounting for goodwill, the Registrant made assumptions about the amount and timing of future expected cash flows, terminal value and appropriate discount rates. The amount and timing of future cash flows within the DCF analysis is based on the most recent forecast for the five year period ending December 31, 2013. Following 2013 the Registrant assumed a terminal value to calculate the value of cash flows beyond the last projected period in its DCF analysis using an exit multiple method based on a multiple of six times 2013 projected net income. Annual revenue growth rates ranged from approximately 9% to 16% over the forecast period. These growth rates reflect expected growth in advanced wound care products as well as growth in the products to which the Registrant gained access when it acquired the first aid division of NutraMax Products, Inc. in November of 2007. Growth assumptions were made with regard to cost of goods sold and other operating costs to support this revenue growth. The Registrant estimated capital expenditures to support the forecasted production activity and projected increases in working capital requirements based on recent operating results.

Cash flows were adjusted for certain corporate overhead and public company costs to the extent these costs would be excluded by a market participant in evaluating the fair value of the Registrant’s operations. The Registrant also adjusted cash flows for research and development expense projections related to new product development for which revenue streams associated with such costs were not included in revenue projections. The weighted average cost of capital used to discount cash flows for the annual 2008 goodwill impairment test was estimated to be 17%. The Registrant also performed calculations to determine the sensitivity of its goodwill impairment test to an increase in the assumed discount rate. Holding other variables constant, the discount rate would need to increase by approximately 70% or more to invoke an impairment indicator and the requirement to perform the second step of the goodwill impairment test.

Over time, the Registrant’s wound care segment has become an increasingly significant portion of its overall business. For the year ended December 31, 2008, its wound care segment accounted for approximately 95% of consolidated revenue which is consistent with the results to date in 2009. Given the significance of this segment to overall results, the Registrant also looks to its publicly traded market value, which it may adjust in consideration of an appropriate control premium, as an indicator of the fair value of its wound care segment and the reasonableness of its DCF model.

There have been no substantial changes to the methodology employed, significant assumptions or calculations applied in the first step of the goodwill impairment test over the past several years.

The Registrant will revise its future filings relative to potential impairment of goodwill to comply with paragraph 280-10-55-23 of the Accounting Standards Codification. In this regard, the Registrant intends to revise its future Forms 10-Q and 10-K to delete the current disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Goodwill and replace same with the disclosures set forth in Exhibit C attached hereto.

Jeff Jamarillo, CPA
November 12, 2009

Form 10-K – Item 8. Financial Statements and Supplementary Data

5.     Notes to Consolidated Financial Statements – Note 3. Acquisitions.

Effective December 31, 2008, the Registrant’s management made certain adjustments to its preliminary valuation of tangible and intangible assets acquired and liabilities assumed in connection with the Registrant’s November, 2007 acquisition of FAD. In so doing, management considered a valuation study prepared by an independent appraiser as well as information that became available after the acquisition. The responsibility for the valuation adjustments is entirely that of the Registrant.

The Registrant has amended its Form 10-K to clarify the involvement of the independent appraiser in the above described valuation adjustments by deleting the first sentence of the fifth paragraph under Notes to Consolidated Financial Statements – Note 3. Acquisitions and replacing same with the disclosures set forth in Exhibit D hereof. Further, the Registrant notes the requirements of Section 7 of the Securities Act, Rule 436 thereunder and the guidance provided by Question 141.02 under the Compliance and Disclosure Interpretations on Securities Act Sections and will ensure that its future filings comply with same.

6.     Notes to Consolidated Financial Statements – Note 13. Operating Segments.

The Registrant notes the staff’s comments relative to the components of long-lived assets classified by geographical area and will revise its future filings to comply with paragraph 280-10-55-23 of the FASB Accounting Codification.

Form 10-K – Item 9A. Controls and Procedures

7.     Evaluation of Disclosure Controls and Procedures.

The Registrant has amended its Form 10-K to disclose under Item 9A. Controls and Procedures – Evaluation of Disclosure Controls and Procedures the conclusions of its principal executive officer and principal financial officer regarding the effectiveness of its disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Form 10-K – Exhibits 31.1 and 31.2

8.     Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

The Registrant has amended its Form 10-K to revise under Exhibits 31.1 and 31.2 thereof the certifications of its principal executive officer and principal financial officer relative to internal control over financial reporting in accordance with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Period Ended June 30, 2009 – Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

9.     Liquidity and Capital Resources – Cash Flow and Working Capital.

The Registrant has amended its Form 10-Q by deleting all presentations of non-GAAP measures under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008 – Liquidity and Capital Resources – Cash Flow and Working Capital.

Jeff Jamarillo, CPA
November 12, 2009

Forms 10-Q for the Periods Ended March 31 and June 30, 2009 – Exhibits 31.1 and 31.2

10.     Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

The Registrant has amended its Forms 10-Q to revise under Exhibits 31.1 and 31.2 thereof the certifications of its principal executive officer and principal financial officer relative to internal control over financial reporting in accordance with Item 601(b)(31) of Regulation S-K.

Additional Information

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in the within filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEDGER & HEDGER

Raymond C. Hedger, Jr.

Enclosures

c	Jay Webb, CPA Julie Sherman, CPA Edward J. Quilty John E. Yetter, CPA

Derma Sciences, Inc.
File No. 001-13070
Response to Staff Comments of October 22, 2009 Relative to Form 10-K and Forms 10-Q

EXHIBIT A

Revenue Recognition and Adjustments to Revenue

        We sell our products through our own direct sales force and through independent distributors and manufacturers’ representatives. The primary end users of our products are nursing homes, hospitals, clinics and home healthcare agencies. We recognize revenue from the sale of our products when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectability is reasonably assured, which is generally at the time of shipment or receipt by our customers, depending on the terms of the related sales or distribution agreement. When we recognize revenue from the sale of our products, we simultaneously adjust revenue for estimated trade rebates and distribution fees (in Canada), and estimates of returns and allowances, cash discounts and other sales incentives.

        A trade rebate represents the difference between the invoice price to the wholesaler/distributor and the end user’s contract price. These rebates are estimated monthly based on historical experience, distributor rebate submission trends, estimated distributor inventory levels, and existing contract sales terms with our distributors and end users. We have a contract with our exclusive Canadian distributor and we pay a fixed fee based on sales subject to the fee (as defined) for distribution services in Canada. Because the services performed by the distributor can’t be separated from the purchase of our products by the distributor, we treat this distribution fee as a reduction of revenue. The distribution fee is accrued monthly based on net sales to the distributor multiplied by the ratio of recent historical distributor fee expense to net sales. The percentage of distributor fee expense to net sales is re-evaluated quarterly for reasonableness.

        Sales incentives represent credits granted to specific customers based on attainment of pre-determined sales objectives. Sales incentives are accrued monthly in accordance with the terms of the underlying sales incentive agreement and actual customer sales. Sales incentive agreements are generally for a period of one year.

        We provide our customers certain limited return rights and we have a formal returned goods policy that guides the disposition of returns with our customers. We follow the accounting guidance outlined in paragraph 605-15-25 of the FASB Accounting Standards Codification as it relates to the recognition of revenue at the time of sale when the right of return exists. We accrue for sales returns and allowances and cash discounts monthly based on current sales and historical activity. We do not offer our customers price protection rights or concessions. Returns were approximately 1% of gross sales in both 2008 and 2007.

        We continually monitor the factors that influence rebates and fees, returns and allowances, and other discounts and sales incentives and make adjustments as necessary.

Derma Sciences, Inc.
File No. 001-13070
Response to Staff Comments of October 22, 2009 Relative to Form 10-K and Forms 10-Q

EXHIBIT B

Cash Flow and Working Capital

        On November 8, 2007, we acquired the NutraMax Products, Inc. first aid division (“FAD”). At the time of its acquisition by us, FAD was experiencing a severe backorder problem that resulted in significantly higher trade receivables than normal as customers reacted to supply interruptions by extending their payments. We were not able to resolve the FAD backorder problem, and resulting above average trade receivables, until early 2009. Consequently, during the period November, 2007 through December, 2008 we suffered a deterioration in accounts receivable aging.

Derma Sciences, Inc.
File No. 001-13070
Response to Staff Comments of October 22, 2009 Relative to Form 10-K and Forms 10-Q

EXHIBIT C

Goodwill

        At December 31, 2008, we had $7,119,726 of goodwill consisting of $4,679,684 relating to the FAD acquisition in November 2007 and $2,440,042 relating to the Western Medical acquisition in April 2006. We assess the impairment of goodwill annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The assessment is performed using the two-step process required by FASB accounting guidance relating to goodwill. The first step is a review for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. For 2008 and 2007, the first step of our goodwill impairment test reflected a fair value in excess of the carrying value of our reporting units. Accordingly, we did not perform the second step of this test during these periods.

        The cash generating unit level or reporting unit at which we test goodwill for impairment is the operating segment level as that term is used in FASB accounting guidance relating to segment reporting.. We have three operating segments, wound care, wound closure – specialty securement devices and skin care. Products are allocated to each segment based on the nature and intended use of the product. All of our goodwill has been allocated to the wound care segment as the business acquisitions which gave rise to the goodwill were wound care businesses.

        For 2008 and 2007 and consistent with prior periods, we estimated the fair value of our wound care segment, using the “income approach,” where we use a discounted cash flow model (“DCF”) in preparing our goodwill impairment assessment. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. We selected this method as being the most meaningful in preparing our goodwill assessments because we believe the income approach most appropriately measures our income producing assets.

        Significant estimates used in the fair value calculation include: (i) estimates of future revenue and expense growth, (ii) future estimated effective tax rates, (iii) future estimated capital expenditures, (iv) future required investments in working capital, (v) average cost of capital, and (vi) the terminal value of the reporting unit.

        The amount and timing of future cash flows within our DCF analysis is based on our five year forecast. Beyond our five year forecast we assumed a terminal value to calculate the value of cash flows beyond the last projected period in our DCF analysis. Annual revenue growth rates in our DCF model reflect expected growth in our advanced wound care products as well as growth in the products which we gained access to when we acquired FAD in November of 2007 as we introduce these products across our existing customer base. The weighted average cost of capital used to discount cash flows for the annual 2008 goodwill impairment test was estimated to be 17%.

        Over time, our wound care segment has become an increasingly significant portion of our overall business. For the year ended December 31, 2008, our wound care segment accounted for approximately 95% of our consolidated revenue which is consistent with the results we are experiencing in 2009. Given the significance of this segment to our overall results, we also look to our publicly traded market value, which we may adjust in consideration of an appropriate control premium, as an indicator of the fair value of our wound care segment and the reasonableness of our DCF model.

        There have been no substantial changes to the methodology employed, significant assumptions or calculations applied in the first step of the goodwill impairment test over the past several years.

Derma Sciences, Inc.
File No. 001-13070
Response to Staff Comments of October 22, 2009 Relative to Form 10-K and Forms 10-Q

EXHIBIT D

Notes to Consolidated Financial Statements – Note 3. Acquisitions.

        Effective December 31, 2008, we made certain adjustments to our preliminary valuation of tangible and intangible assets acquired and liabilities assumed in connection with our November, 2007 acquisition of FAD. In so doing, we considered a valuation study prepared by an independent appraiser as well as information that became available after the acquisition. The responsibility for the valuation adjustments is entirely ours.